UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42735

MaxsMaking Inc.

(Exact name of registrant as specified in its charter)

Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 30, 2026, MaxsMaking Inc., a British Virgin Islands business company (the “Company”), released its unaudited financial results for the six months ended April 30, 2026.

Attached as Exhibit 99.1 to this report are the unaudited condensed consolidated financial statements of the Company for the six months ended April 30, 2026 and 2025.

Attached as Exhibit 99.2 to this report are the management’s discussion and analysis of financial condition and operating results for the six months ended April 30, 2026 and 2025.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended April 30, 2026 and 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Operating Results for the Six Months Ended April 30, 2026 and 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MaxsMaking Inc.

By:	/s/ Xiaozhong Lin
Xiaozhong Lin Chief Executive Officer

Dated: October 30, 2026

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